Exhibit 2

FOR IMMEDIATE RELEASE	19 DECEMBER 2014

WPP PLC (“WPP”)

Millward Brown acquires market research firm Habitus in Ecuador

WPP announces that its wholly owned operating company Millward Brown has agreed to acquire Habitus Investigación S.A. (“Habitus”), the leading market research company in Ecuador.

Habitus’ 2014 revenues will be US$5 million and it clients include the Interamerican Development Bank, Coca-Cola, SAB Miller and Nestlé. Habitus employs 80 people and is based in Quito with an office in Guayaquil. It was founded in 2002.

Habitus is the leading provider of key demographic surveys and quantitative and qualitative analysis for its blue-chip client base.

This acquisition continues WPP’s strategy of investing in growing markets and sectors and its commitment to developing its data investment management capabilities in strategic faster growth markets like Latin America and Ecuador. It follows on from the recent announcement of Kantar’s acquisition of IBOPE and represents a further strengthening of Kantar’s capabilities in the region. WPP companies (including associates) collectively generate revenues of US$1.6 billion and employ 20,000 people in Latin America. In Ecuador, the Group collectively generates revenues of almost US$20 million and employs over 400 people.

Millward Brown, whose 2013 revenues exceeded US$1 billion, is a global leader in brand, media and communications research. It is part of Kantar, the data investment management division of WPP that is one of the world’s top two insight, information and consultancy groups. By connecting with the diverse talents of its 12 specialist companies, Kantar aims to become the pre-eminent provider of compelling and inspirational insights for the global business community. Its 27,000 employees work across 100 countries and across the whole spectrum of research and consultancy disciplines, enabling the group to offer clients business insights at every point of the consumer cycle. The group’s services are employed by over half of the Fortune Top 500 companies.

Worldwide, WPP’s data investment management companies (including associates) collectively generate revenues of about US$5 billion and employ over 34,000 people.

Contact:

Feona McEwan, WPP	+44(0) 207 408 2204
Kevin McCormack, WPP	+1(212) 632 2239